UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Five Star Quality Care, Inc.
(Exact name of registrant as specified in charter)

Maryland (State or other jurisdiction of incorporation)	04-3445278 (I.R.S. employer identification number)

400 Centre Street, Newton, Massachusetts (Address of principal executive offices)	02458 (Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered Junior Participating Preferred Stock Rights	Name of Each Exchange on Which Each Class is to be Registered American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

        On March 10, 2004, the Board of Directors of Five Star Quality Care, Inc. (the “Company”) declared a dividend distribution of one right for each of the Company’s outstanding shares of common stock of beneficial interest, par value $.01 per share (the “Common Stock”), to holders of record of the Common Stock at the close of business on April 10, 2004. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of preferred stock of beneficial interest, par value $.01 per share, of the Company (the “Preferred Stock”) or in certain circumstances, to receive cash, property, Common Stock or other securities of the Company, at a purchase price of $25 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment (the “Rights”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and EquiServe Trust Company, N.A., as Rights Agent.

        Initially, the Rights will be attached to all certificates representing the Common Stock and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days (or such later date as the Company’s Board of Directors may determine before a Distribution Date occurs) following a public announcement by the Company that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the outstanding Common Stock (the date of such announcement being the “Stock Acquisition Date”) or (ii) 10 business days (or such later date as the Company’s Board of Directors may determine before a Distribution Date occurs) following the commencement of a tender offer or exchange offer that, if consummated, would result in a person becoming an Acquiring Person.

        Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Stock and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

        The Rights are not exercisable until after the Distribution Date and will expire at the close of business on April 10, 2014, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. Except for Common Stock issued pursuant to exercises of stock options or as awards under an employee plan or arrangement granted or awarded as of the Distribution Date or upon the exercise, conversion or exchange of securities issued by the Company after the date of the Rights Agreement, or as otherwise determined by the Board of Directors, Rights will only be issued with respect to Common Stock that was issued prior to the Distribution Date.

        In the event (a “Flip-In Event”) a Person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Stock at a price and on terms which a majority of the Company’s Outside Directors (as defined in the Rights Agreement) determines to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders (a “Qualified Offer”)), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

        For example, at an exercise price of $25 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $50 worth of Common Stock (or other consideration, as noted above) for $25. Assuming that the Current Market Value (as defined in the Rights Agreement) per Common Stock is $6.25 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $25.

        In the event (a “Flip-Over Event”) that, at any time on or after the Stock Acquisition Date, (i) the Company shall take part in a merger or other business combination transaction and the Company shall not be the surviving entity (other than with an entity which acquired the shares pursuant to a Qualified Offer) or (ii) the Company shall take part in a merger or other business combination transaction in which the Company is the surviving entity and the Common Stock is changed or exchanged (other than with an entity which acquired the stock pursuant to a Qualified Offer) or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right.

        At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Company’s Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void) share of, in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        The Purchase Price payable and the number of shares of Preferred Stock (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the

Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined in the Rights Agreement) that, upon exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

        With certain exceptions, no adjustment in the Purchase Price payable upon exercise of the Rights will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Preferred Stock upon the exercise of any Right. In lieu thereof, a cash payment may be made, as provided in the Rights Agreement.

        At any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Company’s Board of Directors). In the event that a majority of the Board of Directors is no longer comprised of Continuing Directors (a “Section 23(a) Event”), then for the maximum period allowed under Maryland law following the first occurrence of a Section 23(a) Event, the rights cannot be redeemed unless there are Continuing Directors and a majority of the Continuing Directors concur with the Board of Directors’ decision to redeem the rights. Immediately upon the action of the Company’s Board of Directors ordering redemption of the Rights (with, where required, the concurrence of the Continuing Directors), the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price. The term “Continuing Directors” means any member of the Board of Directors of the Company who was a member of the Board of Directors prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board of Directors if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or cash, property or other securities) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

        Any provision of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties) or to shorten or lengthen any time period under the Rights Agreement. For the maximum period allowed under Maryland law following the first occurrence of a Section 23(a) Event, the Rights Agreement can be amended only if there are Continuing Directors and a majority of the Continuing

Directors concur with the amendment. Notwithstanding the foregoing, after such time as the Rights are not redeemable, the Rights Agreement may only be amended to cure any ambiguity, defect or inconsistency.

        Each share of Common Stock outstanding at the close of business on the Record Date will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. One hundred thousand shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

        The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the Directors or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, (i) at any time prior to the Distribution Date, amend the Rights Agreement, or (ii) at any time until 10 days following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

        The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, dated as of March 10, 2004, between the Company and EquiServe Trust Company, N.A., as Rights Agent, specifying the terms of the Rights, as well as the Company's Articles Supplementary, dated March 10, 2004 and filed with the Maryland Department of Assessments and Taxation on March 16, 2004.

Item 2. Exhibits.

1.	Articles of Amendment and Restatement of the Company. (Incorporated by reference to the Company’s Registration Statement on Form S-1, File No. 333-69846, as amended on December 5, 2001.)

2.	Articles Supplementary dated March 10, 2004. (Filed herewith.)

3.	Composite Copy of Amended and Restated Bylaws, dated March 19, 2003, as amended to date. (Incorporated by reference to the Company’s Current Report on Form 8-K dated March 10, 2004.)

4.	Rights Agreement, dated as of March 10, 2004, between the Company and EquiServe Trust Company, N.A., as Rights Agent, including all exhibits thereto. (Incorporated by to the Company’s Current Report on Form 8-K dated March 10, 2004.)

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2004	FIVE STAR QUALITY CARE, INC. By:/s/ Bruce J. Mackey, Jr. Name: Bruce J. Mackey, Jr. Title: Treasurer and Chief Financial Officer

EXHIBIT INDEX

1.	Articles of Amendment and Restatement of the Company. (Incorporated by reference to the Company’s Registration Statement on Form S-1, File No. 333-69846, as amended on December 5, 2001.)

2.	Articles Supplementary dated March 10, 2004. (Filed herewith.)

3.	Composite Copy of Amended and Restated Bylaws, dated March 19, 2003, as amended to date. (Incorporated by reference to the Company’s Current Report on Form 8-K dated March 10, 2004.)

4.	Rights Agreement, dated as of March 10, 2004, between the Company and EquiServe Trust Company, N.A., as Rights Agent, including all exhibits thereto. (Incorporated by to the Company’s Current Report on Form 8-K dated March 10, 2004.)